UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Support.com, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

86858W101
(CUSIP Number)

Greg Lempel
1177 West Loop South, Suite 1625
Houston, Texas 77027
713-482-2196
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 27, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 86858W101

1	NAME OF REPORTING PERSON BLR Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,905,623
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,905,623
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,905,623
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 86858W101

1	NAME OF REPORTING PERSON BLRPart, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,905,623
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,905,623
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,905,623
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 86858W101

1	NAME OF REPORTING PERSON BLRGP Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,905,623
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,905,623
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,905,623
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 86858W101

1	NAME OF REPORTING PERSON Fondren Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,905,623
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,905,623
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,905,623
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 86858W101

1	NAME OF REPORTING PERSON FMLP Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,905,623
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,905,623
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,905,623
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 86858W101

1	NAME OF REPORTING PERSON Bradley L. Radoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,780,623
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,780,623
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,780,623*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%
14	TYPE OF REPORTING PERSON IN

* Includes 875,000 Shares owned directly.

CUSIP NO. 86858W101

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”). This Schedule 13D (including all amendments hereto) is intended to satisfy the undersigned’s continued reporting obligations since the filing by VIEX Capital Advisors, LLC of Amendment No. 7 to its Schedule 13D, dated June 27, 2016 (the “VIEX Schedule 13D”), which included all of the undersigned as Reporting Persons.

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.0001 par value per share (the “Shares”), of Support.com, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 900 Chesapeake Drive, Second Floor, Redwood City, California 94063.

Item 2.	Identity and Background.

(a)           This statement is filed by:

(i)	BLR Partners LP, a Texas limited partnership (“BLR Partners”);

(ii)	BLRPart, LP, a Texas limited partnership (“BLRPart GP”), which serves as the general partner of BLR Partners;

(iii)	BLRGP Inc., a Texas S corporation (“BLRGP”), which serves as the general partner of BLRPart GP;

(iv)	Fondren Management, LP, a Texas limited partnership (“Fondren Management”), which serves as the investment manager of BLR Partners;

(v)	FMLP Inc., a Texas S corporation (“FMLP”), which serves as the general partner of Fondren Management; and

(vi)	Bradley L. Radoff, who serves as the sole shareholder and sole director of each of BLRGP and FMLP.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of BLR Partners, BLRPart GP, BLRGP, Fondren Management, FMLP and Mr. Radoff is 1177 West Loop South, Suite 1625, Houston, Texas 77027.

(c)           The principal business of BLR Partners is investing in securities.  The principal business of BLRPart GP is serving as the general partner of BLR Partners.  The principal business of BLRGP is serving as the general partner of BLRPart GP. The principal business of Fondren Management is serving as the investment manager of BLR Partners. The principal business of FMLP is serving as the general partner of Fondren Management. The principal occupation of Mr. Radoff is serving as the sole shareholder and sole director of each of BLRGP and FMLP.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP NO. 86858W101

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Radoff is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by BLR Partners were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. The aggregate purchase price of the 3,905,623 Shares owned directly by BLR Partners is approximately $4,742,648, including brokerage commissions.

The Shares directly owned by Mr. Radoff were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.  The aggregate purchase price of the 875,000 Shares directly owned by Mr. Radoff is approximately $1,018,764, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

Mr. Radoff was elected to the Board of Directors of the Issuer at the Issuer’s 2016 annual meeting of stockholders, as further described in the VIEX Schedule 13D.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 55,052,952 Shares outstanding as of May 11, 2016, which is the total number of Shares outstanding as reported in the Issuer’s Revised Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on May 12, 2016.

CUSIP NO. 86858W101

A.	BLR Partners

(a)	As of the close of business on June 27, 2016, BLR Partners beneficially owned 3,905,623 Shares.

Percentage: Approximately 7.1%

(b)	1. Sole power to vote or direct vote: 3,905,623
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,905,623
4. Shared power to dispose or direct the disposition: 0

(c)	BLR Partners has not entered into any transactions in the Shares during the past 60 days.

B.	BLRPart GP

(a)	BLRPart GP, as the general partner of BLR Partners, may be deemed the beneficial owner of the 3,905,623 Shares owned by BLR Partners.

Percentage: Approximately 7.1%

(b)	1. Sole power to vote or direct vote: 3,905,623
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,905,623
4. Shared power to dispose or direct the disposition: 0

(c)	BLRPart GP has not entered into any transactions in the Shares during the past 60 days.

C.	BLRGP

(a)	BLRGP, as the general partner of BLRPart GP, may be deemed the beneficial owner of the 3,905,623 Shares owned by BLR Partners.

Percentage: Approximately 7.1%

(b)	1. Sole power to vote or direct vote: 3,905,623
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,905,623
4. Shared power to dispose or direct the disposition: 0

(c)	BLRGP has not entered into any transactions in the Shares during the past 60 days.

CUSIP NO. 86858W101

D.	Fondren Management

(a)	Fondren Management, as the investment manager of BLR Partners, may be deemed the beneficial owner of the 3,905,623 Shares owned by BLR Partners.

Percentage: Approximately 7.1%

(b)	1. Sole power to vote or direct vote: 3,905,623
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,905,623
4. Shared power to dispose or direct the disposition: 0

(c)	Fondren Management has not entered into any transactions in the Shares during the past 60 days.

E.	FMLP

(a)	FMLP, as the general partner of Fondren Management, may be deemed the beneficial owner of the 3,905,623 Shares owned by BLR Partners.

Percentage: Approximately 7.1%

(b)	1. Sole power to vote or direct vote: 3,905,623
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,905,623
4. Shared power to dispose or direct the disposition: 0

(c)	FMLP has not entered into any transactions in the Shares during the past 60 days.

F.	Mr. Radoff

(a)
As of the close of business on June 27, 2016, Mr. Radoff directly owned 875,000 Shares. Mr. Radoff, as the sole shareholder and sole director of each of BLRGP and FMLP, may be deemed the beneficial owner of the 3,905,623 Shares owned by BLR Partners.

Percentage: Approximately 8.7%

(b)	1. Sole power to vote or direct vote: 4,780,623
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,780,623
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Radoff has not entered into any transactions in the Shares during the past 60 days.

CUSIP NO. 86858W101

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On June 27, 2016, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement, dated June 27, 2016.

CUSIP NO. 86858W101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 27, 2016

BLR Partners LP

By:	BLRPart, LP General Partner

By:	BLRGP Inc. General Partner

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

BLRPart, LP

By:	BLRGP Inc. General Partner

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

BLRGP Inc.

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

Fondren Management, LP

By:	FMLP Inc. General Partner

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

CUSIP NO. 86858W101

FMLP Inc.

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

/s/ Bradley L. Radoff
Bradley L. Radoff